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[BRASCAN LOGO]                                     [GREAT LAKES POWER INC. LOGO]


                                  NEWS RELEASE

                     SHAREHOLDERS OF GREAT LAKES POWER INC.
                      APPROVE OFFER BY BRASCAN CORPORATION

TORONTO, FEBRUARY 28, 2001 - Great Lakes Power Inc. (GLZ: TSE) and Brascan Corporation (BNN: TSE, NYSE) today announced that the shareholders of Great Lakes approved the going private transaction proposed by Brascan, its majority shareholder, at a special meeting held this afternoon. Over 99% of the shareholders who voted approved the transaction.

Shareholders of Great Lakes will receive either cash (by way of redeemable preferred shares) or Class A common shares of Brascan on the completion of the transaction. Registered shareholders of Great Lakes are asked to submit their shares to its transfer agent, CIBC Mellon Trust Company, as soon as possible. Non-registered shareholders should consult their brokers.

The transaction is expected to be completed on or about March 1, 2001. Approximately Cdn$200,000 of cash and 4 million Class A common shares of Brascan are expected to be distributed to the minority shareholders of Great Lakes in March on receipt by the transfer agent of certificates evidencing ownership of their shares. As a result of this vote, Great Lakes will apply to have its common shares delisted from The Toronto Stock Exchange.

                               * * * * * * * * * *

BRASCAN CORPORATION and its affiliates operate in the property, natural resources, energy and financial services sectors, employing over 50,000 people in managing and operating more than 120 major properties and production facilities located throughout North and South America. Brascan is listed on The Toronto Stock Exchange and the New York Stock Exchange under the symbol BNN.

GREAT LAKES POWER INC. generates, transmits and distributes electricity from operations across Canada and in the southern United States.


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For more information, please contact:

BRASCAN CORPORATION                         GREAT LAKES POWER INC.
Robert J. Harding                           Edward C. Kress
Chairman                                    Chairman and Chief Executive Officer
416-363-9491                                416-956-5140

WEB SITE:         www.brascancorp.com

ENQUIRIES:        enquiries@brascancorp.com